October 12, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newcastle Investment Corp. (the “Company”) Form 10-K for the year ended December 31, 2006 Filed February 26, 2007 File No. 001-31458

Dear Ms. van Doorn:

We have received the letter dated October 9, 2007 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) filed on February 26, 2007.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the year ended December 31, 2006

The Management Agreement, page 9

1.

We have reviewed your response to comment #1, and as you continue to evaluate the applicability of the Investment Company Audit Guide to the registrant based on the newly issued guidance of SOP 07-1, we advise you of the resources available to you through consultation with the Office of Chief Accountant.

Response

The Company respectfully notes the Staff’s advisement.

Ms. Linda van Doorn

Securities and Exchange Commission

October 12, 2007

Item 1A. Risk Factors, page 12

The loans we invest in and the loans underlying the securities..., page 14

2.

Please tell us if your reacquisition of a loan, either directly or indirectly through a subsidiary, is a triggering event resulting in your evaluation of that specific loan for collectibility under SFAS 114.

Response

The Company respectfully informs the Staff that any reacquisition of a loan, either directly or indirectly through a subsidiary, would be a triggering event resulting in our evaluation of that specific loan for collectibility under SFAS 114.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-515-4672.

Sincerely,

Debra Hess Chief Financial Officer